Exhibit 99.1

Hailiang Education Announces Results of Fiscal 2017 Annual General Meeting

HANGZHOU, China, May 25, 2017 — Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education” or the “Company”), a provider of private K-12 educational services in China, today announced the results of the Company’s fiscal 2017 Annual General Meeting of Shareholders (the “Meeting”) held on May 25, 2017 at 10:00 a.m. local time in Hangzhou, Zhejiang Province, PRC.

At the Meeting, the Company’s shareholders adopted and approved the following resolutions proposed by the Board of Directors of the Company:

1.    To re-elect Mr. Ming Wang as a director of the Company to hold office until the next annual general meeting;

2.    To re-elect Mr. Ying Xin as a director of the Company to hold office until the next annual general meeting;

3.    To re-elect Mr. Xiaofeng Cheng as a director of the Company to hold office until the next annual general meeting;

4.    To re-elect Mr. Xiaohua Gu as a director of the Company to hold office until the next annual general meeting;

5.    To re-elect Mr. Ken He as a director of the Company to hold office until the next annual general meeting;

6.    To authorize the Board of Directors to fix the remuneration of the directors;

7.    To approve, ratify and confirm the appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending June 30, 2017, and to authorize the Board of Directors to fix their remuneration; and

8.    To approve waiver of an annual general meeting for the fiscal year ended June 30, 2016.

About Hailiang Education

Founded in 1995, Hailiang Education operates, via its Variable Interest Entity, Zhejiang Hailiang Education Investment Co., Ltd., three centrally managed schools in Zhuji city, Zhejiang province: Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. Hailiang Education Park, the Company’s newest campus, was opened in September 2015 and represents Hailiang Education’s commitment in delivering comprehensive and high-quality educational programs. Hailiang Education offers a variety of educational programs, including basic educational programs and international programs at the kindergarten, primary school, middle school, and high school levels, as well as preparatory courses designed for university-bound students studying for A-level courses in the United Kingdom and the SAT examination in the United States. For more information, please visit http://ir.hailiangedu.com/.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s business strategies and initiatives as well as the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; trends and competition in the education industry in China; general economic and business conditions in China; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

Mr. Bo Lyu

T: +86 571 5812-2010

ir@hailiangeducation.com

Ms. Emilie Wu

The Piacente Group

T: +86 10 5730-6200

hailiang@tpg-ir.com

Mr. Alan Wang

The Piacente Group

T: +1 212 481-2050

hailiang@tpg-ir.com